Exhibit 99.1

AVIANCA MOVES FORWARD WITH THE EXECUTION

OF ITS 2021 STRATEGY

•	The new management of the company, with the backing of the recently appointed Board of Directors, implements the execution of the “Avianca 2021” plan.

•

The company expects to obtain the support of its key strategic, financial and commercial partners in this process, with decisions taken under reinforced corporate governance and, led by a team with extensive industry expertise.

Bogota, July 11th, 2019. Under its “Avianca 2021” strategy, the new management of Avianca Holdings is rapidly advancing in the execution of a plan to strengthen the company’s competitiveness and implement necessary financial adjustments.

One of the fundamental pillars of the plan is operational efficiency. Since November of last year, the company has begun a systematic effort to improve punctuality, achieving measurable improvement. It will continue to make changes in itineraries, routes, schedules and frequencies and, working with the Colombian aeronautical authority, simplify its operation and provide a better service to customers.

Roberto Kriete, Chairman of the Board of Directors stated: “Supported by Kingsland, which since May 24 assumed control of the company, and with the know-how of United, strategic partner of Avianca, the airline will continue to make decisions that recover and strengthen the confidence of our clients and investors.” He stressed that the Avianca 2021 plan reclaims the essence of the company: “We are, first and foremost, an airline.”

In parallel, the new Chief Financial Officer (CFO) of Avianca Holdings, Adrian Neuhauser, who will lead the financial execution of the “Avianca 2021” plan, has met with various strategic partners of the airline. According to Neuhauser, “the goal of the 2021 strategy for Avianca Holdings is to achieve sustainable and competitive growth, doubling current operating margins while maintaining disciplined capital investments, generating consistent cash flow that would achieve conservative leverage levels by 2021. In the immediate term, the re-profiling of our debts is essential to ensure adequate liquidity.”

The new administration trusts that with the decisions that have been made and a coherent and professional execution of the plan, Avianca´s strategic, commercial and financial allies will support the company in achieving the required adjustment and re-profiling of its obligations. “Negotiations are being held in a positive context and we have found that both financial institutions and our suppliers are receptive. At this historic juncture for Avianca, it is essential to ensure their confidence in us while we decrease our leverage and improve profitability. We aim to be more competitive while we continue delivering the best service to our customers,” said Neuhauser.

About Avianca Holdings

Avianca is the commercial brand that groups together the passenger and cargo transport airlines grouped in Avianca Holdings S.A. It has been flying 100 years in an uninterrupted way. With a fleet of 175 aircraft, it offers a route network composed of 76 destinations in 27 countries in the Americas and Europe. With its more than 21,000 employees, the Holding entered in 2018 USD 4.8 billion and transported 30.5 million passengers. On February 22, 2019, Avianca presented its corporate transformation plan consisting of four pillars: 1) improve operational indicators, 2) adjustments in the fleet plan, 3) optimization of operational profitability, and 4) divestment of non-strategic assets. On May 24, control of the company was assumed by Kingsland Holding Limited as an independent third party of United Airlines.

About Kingsland

Kingsland Holdings Limited is a shareholder of Avianca Holdings with 40 years of aviation experience. Kingsland is chaired by Roberto Kriete, who has been part of the Board of Directors of Avianca Holdings S.A. since 2010. He was the founder of Volaris, a pioneer of TACA and president of the Latin American Air Transport Association.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com